

KettleSpace, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
KettleSpace, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 8, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	559,960	324,449
Accounts Receivable	22,108	238,623
Prepaid Expenses	9,564	7,870
Total Current Assets	591,632	570,942
Non-current Assets		
Security Deposits	8,000	4,000
Total Non-Current Assets	8,000	4,000
TOTAL ASSETS	599,632	574,942
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	300,776	274,062
Due to Related Party	32,699	-
Accrued Expenses	18,788	-
Accrued Interest	8,906	-
Deferred Revenue	3,498	61,417
Payroll Liabilities	65,888	33,067
Total Current Liabilities	430,555	368,546
Long-term Liabilities		
EIDL	149,900	149,900
PPP Loans	200,725	211,852
Future Equity Obligations (SAFE Agreements)	-	244,999
Total Long-Term Liabilities	350,625	606,751
TOTAL LIABILITIES	781,180	975,297
EQUITY		
Class A Common Stock	2,758	2,758
Class B Common Stock	4,698	4,694
Series Seed Preferred Stock	5,245	5,245
Series Seed-1 Preferred Stock	9,206	9,206
Series Seed-2 Preferred Stock	11,316	-
Additional Paid in Capital	6,849,276	4,680,596
Accumulated Deficit	(7,064,048)	(5,102,855)
Total Equity	(181,548)	(400,355)
TOTAL LIABILITIES AND EQUITY	599,632	574,942

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	277,107	821,966
Cost of Revenue	176,970	744,376
Gross Profit	100,137	77,590
Operating Expenses		
Advertising and Marketing	36,848	129,575
General and Administrative	2,224,705	1,335,678
Rent and Lease	-	5,570
Total Operating Expenses	2,261,553	1,470,823
Operating Income (loss)	(2,161,416)	(1,393,234)
Other Income		
Interest Income	-	-
Other	214,274	10,000
Total Other Income	214,274	10,000
Other Expense		
Interest Expense	11,328	187
Other	2,723	9,886
Total Other Expense	14,052	10,073
Provision for Income Tax	-	-
Net Income (loss)	(1,961,193)	(1,393,306)

Statement of Cash Flows

| | Year Ended December 31, | |
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(1,961,193)	(1,393,306)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	26,714	96,012
Due to Related Party	32,699	-
Accounts Receivable	216,515	(223,480)
Prepaid Expenses	(1,694)	(3,286)
Accrued Expenses	18,788	(11,892)
Accrued Interest	8,906	-
Deferred Revenue	(57,919)	61,417
Payroll Liabilities	32,821	33,067
PPP Loan Forgiveness	(211,852)	-
Other	-	258
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	64,979	(47,903)
Net Cash provided by (used in) Operating Activities	(1,896,214)	(1,441,209)
INVESTING ACTIVITIES		
Security Deposits	(4,000)	(4,000)
Net Cash provided by (used by) Investing Activities	(4,000)	(4,000)
FINANCING ACTIVITIES		
Issuance of Class B Common Stock	4	100
Issuance of Series Seed-1 Preferred Stock	-	925,000
Issuance of Series Seed-2 Preferred Stock	1,059,996	-
EIDL	-	149,900
PPP Loan	200,725	211,852
Future Equity Obligations (SAFE Agreements)	875,000	244,999
Net Cash provided by (used in) Financing Activities	2,135,725	1,531,851
Cash at the beginning of period	324,449	237,808
Net Cash increase (decrease) for period	235,511	86,641
Cash at end of period	559,960	324,449

Statement of Changes in Shareholder Equity

| | Common Stock | | | | Preferred Stock | | | | | | | | |
| | Class A | | Class B | | Series Seed | | Series Seed-1 | | Series Seed-2 | | APIC | Accumulated Deficit | Total Shareholder Equity |
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning Balance at 1/1/20	2,758,300	2,758	4,594,018	4,594	5,245,486	5,245	3,964,977	3,965	-	-	3,760,837	(3,709,549)	67,851
Issuance of Common Stock	-	-	100,000	100	-	-	-	-	-	-	-	-	100
Issuance of Preferred Stock	-	-	-	-	-	-	5,240,780	5,241	-	-	919,759	-	925,000
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,393,306)	(1,393,306)
Ending Balance 12/31/2020	2,758,300	2,758	4,694,018	4,694	5,245,486	5,245	9,205,757	9,206	-	-	4,680,596	(5,102,855)	(400,355)
Issuance of Common Stock	-	-	3,645	4	-	-	-	-	-	-	-	-	4
Issuance of Preferred Stock	-	-	-	-	-	-	-	-	4,876,050	4,876	1,055,120	-	1,059,996
Conversion of SAFE Agreements	-	-	-	-	-	-	-	-	6,440,068	6,440	1,113,560	-	1,120,000
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,961,193)	(1,961,193)
Ending Balance 12/31/2021	2,758,300	2,758	4,697,663	4,698	5,245,486	5,245	9,205,757	9,206	11,316,118	11,316	6,849,276	(7,064,048)	(181,548)

KettleSpace, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

KettleSpace, Inc. ("the Company") was formed in Delaware on July 11th, 2016. The Company earns revenue using a SAAS platform ("KettleOS") to allow companies to orchestrate and manage hybrid teams. Employees get better tools to manage their time, empowering teams to effectively self-organize. Employers get the visibility they need to help cultivate experiences that bring people together with purpose. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from two services: (i) selling seat licenses to its SAAS platform to enterprise customers looking to manage hybrid workforces, and (ii) selling memberships to its multiple coworking facilities. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligations are to maintain an acceptable level of software uptime for users of KettleOS and to maintain professionally managed coworking locations over the subscription periods which can be one to twelve months. Revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company deferred revenue in the respective amounts of $61,417 and $3,498 for the years ended 2020 and 2021 for prepaid subscriptions where cash was received with remaining performance obligations to be satisfied.

Non-Recurring Revenue

In the first quarter of 2020, the Company generated $252,469 in revenue and incurred $317,875 in associated costs of revenue from its rental space activity. This revenue stream has since been discontinued due to COVID-19 and is not seen on the Statement of Operations in the year 2021, resulting in a significant decrease in both revenue and cost of revenue.

Other Income

In 2020, the Company received a grant in the amount of $10,000. In 2021, the Company's PPP loan of $211,852 and associated interest was fully forgiven.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
0.001	270,802	6/27/2023
	270,802	

A summary of the warrant activity for the years ended December 31, 20120 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $	
Outstanding at January 1, 2020	270,802	$	0.001	3.5	$	95,864
Grants	-		-	-		-
Exercised	-		-	-		-
Canceled	-		-	-		-
Outstanding at December 31, 2020	270,802	$	0.001	2.5	$	23,560
Grants	-		-	-		-
Exercised	-		-	-		-
Canceled	-		-	-		-
Outstanding at December 31, 2021	270,802	$	0.001	1.5	$	23,560
Vested and expected to vest at December 31, 2021	270,802	$	0.001	1.5	$	23,560
Exercisable at December 31, 2021	270,802	$	0.001	1.5	$	23,560

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, two of the founders advanced funds and utilized personal credit cards for some of the Company's business expenses. The amounts owed bear no interest rate and are due upon demand. The total ending balance of this payable was $32,699 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $211,852 with an interest rate of 0.98% and maturity date in April 2022. This loan was not secured and has been forgiven in July 2021. In February 2021, the Company entered into another PPP loan for $200,725 with an interest rate of 0.98% and maturity date in February 2026. This loan is not secured and had an ending balance of $200,725 as of December 31, 2021.

In May 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity date in May 2050. This loan is secured by all tangible and intangible personal property. Principal and interest payments have been deferred an extra year till May 2022. The ending balance of this loan was $149,900 as of December 31, 2020 and 2021.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6 - 8M. In November 2021, all SAFE agreements in the amount of $1,120,000 have converted into 6,440,068 shares of Series Seed-2 Preferred Stock.

In October and November 2021, the Company entered into two loan agreements for a total of $200,000 that converted in the same qualified financing round as the SAFE agreements mentioned above. The loan agreements converted into 920,010 shares of Series Seed-2 Preferred Stock.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	41,536
2023	42,935
2024	43,446
2025	43,965
2026	6,592
Thereafter	135,928

NOTE 6 – EQUITY

The Company has authorized 50,500,000 shares of Common Stock with a par value of $0.001 per share. Of this amount, 2,758,300 shares are designated as Class A Common Stock and 47,741,700 shares are designated as Class B Common Stock. Holders of Class A Common Stock are entitled to two votes per share, and holders of Class B Common Stock are entitled to one vote per share and vote together along with the holders of Preferred Stock on all matters on which a vote is to be taken, except as otherwise provided by law.
2,758,300 shares of Class A Common Stock were issued and outstanding as of December 31, 2020 and 2021. 4,694,018 and 4,697,663 shares of Class B Common Stock were issued and outstanding as of December 31, 2020 and 2021, respectively.

The Company has authorized 30,091,415 shares of Preferred Stock with a par value of $0.001 per share. Of this amount, 5,245,486 shares are designated as Series Seed Preferred Stock, 9,205,757 shares are designated as Series Seed-1 Preferred Stock, and 15,640,172 shares are designated Series Seed-2 Preferred Stock.

5,245,486 shares of Series Seed Preferred Stock, 9,205,757 shares of Series Seed-1 Preferred Stock were issued and outstanding as of December 31, 2020 and 2021. 11,316,118 shares of Series Seed-2 Preferred Stock were issued and outstanding as of December 31, 2021.

The holders of Series Seed, Series Seed-1, and Series Seed-2 Convertible Preferred Stock have various rights and preferences as follows:

Voting - Each share of Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock, with the following exceptions below:

Holders of the Series Seed and Seed-1 Preferred Stock are entitled to elect, exclusively and voting together as a single class, one member to the Company's Board of Directors (the "Board of Directors"). Holders of the Series Seed-2 Preferred Stock are entitled to elect, exclusively and voting as a separate class, one member to the Board of Directors. Holders of a majority of the Common Stock are entitled to elect, exclusively and as a separate class, two members to the Board of Directors.

Dividends - The holders of Series Seed, Series Seed-1, and Series Seed-2 Preferred Stock shall be entitled to receive, out of any funds legally available, noncumulative dividends as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board of Directors. No dividends have been declared or paid on the Company's Preferred Stock.

Liquidation Preference - In the event of any liquidation, dissolution, or winding-up of the Company, the holders of Preferred Stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the Common Stock, an amount equal to the greater of (i) the issuance price per share of $0.65, $0.1765, and $0.4348 for Series Seed, Series Seed-1, and Series Seed-2, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends and any other declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company (the "Liquidation Preference"). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of Preferred Stock, then the assets of the Company shall be distributed ratably to the holders of Preferred Stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive.

After payment of the Liquidation Preference to the holders of Preferred Stock, the remaining assets of the Company shall be distributed ratably to the holders of Common Stock on a fully converted basis.

Conversion - Each share of Preferred Stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of Common Stock as is determined by dividing the original purchase price of Preferred Stock by the conversion price in effect at the time of conversion for such series of Preferred Stock. The conversion price per share of Series Seed, Series Seed-1, and Series Seed-2 Convertible Preferred Stock shall be $0.65, $0.1765, and $0.2174 per share, respectively, as defined by the Company's Certificate of Incorporation, as amended. As of December 31, 2021, the conversion ratio for Preferred Stock was one-to-one.

Each share of Preferred Stock will automatically be converted into shares of Common Stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Company to the public, or (ii) the consent of holders of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 8, 2022, the date these financial statements were available to be issued.

During the first quarter of 2022, the Company sold 345,003 shares of Preferred Stock in exchange for $75,000 from investors. Furthermore, the Company settled $56,000 of its open accounts payable balance in exchange for an additional 257,590 shares of Preferred Stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and experienced negative cash flows from operations during both years under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Customer Concentration Risk

In 2020 and 2021, the Company generated revenues in the amounts of $569,496 and $222,891 from New York University which represented 69% and 80% of total revenue, respectively. The Company would lose the majority of its income from operations should it lose this customer.

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.